Gruma, S.A.B. de C. V.

February 26, 2010

Mr. Mark C. Shannon

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:          Gruma, S.A.B. de C.V. (“Gruma”)
Form 20-F for the Fiscal Year Ended December 31, 2008

File No. 001-14852

Dear Mr. Shannon:

Set forth below is Gruma’s response to your letter dated February 12, 2009 relating to Gruma’s Form 20-F for the year ended December 31, 2008 (the “Form 20-F”).  Gruma believes that it has replied to your comment in full. As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Capitalized terms used in the response set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2008

Note 2. Significant Accounting Polices, page F-10

L) Impairment of Long-Lived Assets, page F-15

1.                                      We have considered your response to prior comment number four and note there appears to be a difference between the methodology of computing and recognizing an impairment loss of long-lived assets under Mexican FRS and US GAAP.  However, we note your belief that “the policy used by the Company under Mexican FRS for the recognition and measurement of an impairment loss for long-lived assets does not differ from the U.S. GAAP requirements, since the determination of the “recoverable value” used for Mexican FRS is not materially different from how fair value is determined pursuant to FAS No. 144.”  Based on your response, please tell us whether you perform your impairment testing specifically in accordance with paragraph 7 of FAS 144 for your US GAAP reconciliation purposes or whether you use the methodology applicable under Mexican FRS.  If true, please confirm to us that differences, if material, would be reported to comply with Item 17(c)(ii) and/or (iii) of Form 20-F or otherwise advise.

Under Mexican FRS, the Company uses a one step impairment test, by which the carrying amount of a long-lived asset (asset group) is compared with its recoverable amount. When the carrying amount exceeds the recoverable amount, the difference is accounted for as an impairment loss.

The recoverable amount under Mexican FRS is the higher of (1) the long-lived asset’s (asset group) fair value less cost to sell, representing the amount obtainable from the sale of the long-lived asset (asset group) in an arm’s-length transaction between knowledgeable, willing parties less the costs of disposal and  (2) the long-lived asset (asset group) value in use, representing its future cash flows discounted to present value.

For US GAAP purposes, under FAS 144, the Company uses a two step impairment test. First, it follows the methodology under Mexican FRS as discussed above. Second, an impairment loss is recognized only if the carrying amount of the long-lived asset (asset group) exceeds the undiscounted cash flows. The impairment loss is measured as the difference between the carrying amount and the “recoverable amount” used for Mexican FRS since the determination of this “recoverable amount” is not materially different from how fair value is determined pursuant to FAS No. 144, which was applicable as of December 31, 2008.  In the event that an impairment loss is recognized under Mexican FRS but that the undiscounted cash flows exceeds the carrying amount of the long-lived asset (asset group), such loss would not be recognized under US GAAP.  If such a situation occurred, the Company confirms that it would include any material difference in the US GAAP reconciliation  to comply with Item 17 (c) (ii) and/or (iii) of Form 20-F.

*              *              *

As requested, Gruma acknowledges the following:

•                                          Gruma is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          Gruma may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

*              *              *

Gruma would appreciate receiving any further questions or comments that the Staff may have regarding this letter at the Staff’s earliest convenience. You should contact the undersigned at 011-5255-9177-0423 or Michael L. Fitzgerald at (212) 530-5224 of Milbank, Tweed, Hadley & McCloy LLP.

Sincerely yours,

/s/ Raul Alonso Pelaez Cano
Name: Raul Alonso Pelaez Cano
Title: Chief Financial Officer
Gruma, S.A.B. de C.V.